

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3233

February 16, 2018

<u>Via e-mail</u>
John J. Dee
Chief Financial Officer
Pillarstone Capital REIT
2600 South Gessner, Suite 555
Houston, TX 77063

      **Re:    Pillarstone Capital REIT
             Form 10-K for the Year Ended December 31, 2016
             Filed March 22, 2017
             File No. 001-15409**

Dear Mr. Dee:

     We have completed our review of your filing.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  /s/ Isaac Esquivel

                  Isaac Esquivel
                  Accountant
                  Office of Real Estate
                  & Commodities